UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


         MotivePower Industries, Inc. ("formerly MK Rail Corporation")
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                                 Name of Issuer


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   61980K101
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                                  CUSIP Number


             Cheryl Sorokin, Executive Vice President and Secretary
          BankAmerica Corporation, Corporate Secretary's Office #13018
                 555 California Street, San Francisco, CA 94104
                                 (415) 622-3530
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications


                                 July 15, 1997
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             Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclo-sures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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    CUSIP No. 61980K101                                             Page 2 of 11
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bank of America National Trust and Savings Association
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS*

    oo
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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 NUMBER OF       7  SOLE VOTING POWER

   SHARES           182,236
                ----------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

   OWNED            0
                ----------------------------------------------------------------
  BY EACH        9  SOLE DISPOSITIVE POWER

 REPORTING          182,236
                ----------------------------------------------------------------
PERSON WITH     10  SHARED DISPOSITIVE POWER

                    0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    182,236
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.0%
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14  TYPE OF REPORTING PERSON*

    BK
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*SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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                                  SCHEDULE 13D
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    CUSIP No. 61980K101                                             Page 3 of 11
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BankAmerica Corporation
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3  SEC USE ONLY
--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS*

    oo
--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                             [ ]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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 NUMBER OF       7  SOLE VOTING POWER

   SHARES           0
                ----------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

   OWNED            182,236
                ----------------------------------------------------------------
  BY EACH        9  SOLE DISPOSITIVE POWER

 REPORTING          0
                ----------------------------------------------------------------
PERSON WITH     10  SHARED DISPOSITIVE POWER

                    182,236
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    182,236
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.0%
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14  TYPE OF REPORTING PERSON*

    HC
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*SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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    CUSIP No. 61980K101                                             Page 4 of 11
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Item 1.  Security and Issuer.
         --------------------

         This Amended Schedule 13D relates to the Common Stock, $.01 par value (the "Shares"), of MotivePower Industries, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Reedsdale Street, Pittsburgh, PA 15233. The reporting parties filed a Schedule 13D dated October 14, 1996 to report ownership in MK Rail Corp., Issuer's former name.

Item 2.  Identity and Background.
         ------------------------

         This Amendment is filed jointly by each of the following persons: (i) Bank of America National Trust and Savings Association, a national banking association organized and existing under the laws of the United States ("Bank of America NT&SA"); and (ii) BankAmerica Corporation, a Delaware corporation ("BAC"), by virtue of its ownership of all of the outstanding capital stock of Bank of America NT&SA.

         The reporting parties add the following to the disclosure under Item 2 in their original 13D filing:

         The information regarding the directors and executive officers of the reporting persons set forth in Exhibits 99.1 and 99.2 to the original Schedule 13D is replaced by Exhibit 99.1 attached hereto.

         BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).

Item 3:  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         See prior filing.

Item 4:  Purpose of Transaction.
         -----------------------

         See prior filing.

Item 5:  Interest in Securities of the Issuer.
         -------------------------------------

         The following information modifies and replaces the response to Item 5 in the original 13D to the extent it is inconsistent therewith:

         (a) Bank of America NT&SA directly owns One Hundred Eighty-Two Thousand (182,236) Shares, representing approximately 1.0% of the total number of Shares outstanding (based upon the number of Shares outstanding on July 31, 1997, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997). Due to BAC's 100% ownership of Bank of America NT&SA, BAC may be deemed to indirectly own the 182,236 Shares owned by its subsidiary. To the best knowledge of Bank of America NT&SA and BAC, none of their respective directors or executive officers beneficially own any Shares.

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    CUSIP No. 61980K101                                             Page 5 of 11
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         (b) See prior filing.

         (c) None.

         (d) See prior filing.

         (e) See prior filing.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         See prior filing.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         Exhibit 4.1  - Stockholders Agreement dated as of June 30, 1996 between
                        MK Rail Corporation and Morrison Knudsen Corporation (previously filed).
         Exhibit 4.2  - Amendment to Stockholders Agreement dated as of July 25,
                        1996 (previously filed).
         Exhibit 99.1 - List of Directors and Executive Officers of Bank of
                        America NT&SA and BAC (filed herewith).
         Exhibit 99.2 - List of Directors and Executive Officers of BAC
                        (combined with Exhibit 99.1).
         Exhibit 99.3 - Joint Filing Agreement for Schedule 13D Pursuant to Rule
                        13d-1(f)(1) (previously filed).
         Exhibit 99.4 - (Excerpt from) General Operating and Borrowing Resolu-
                        tion - BankAmerica Corporation (incorporated by reference to attachment to Schedule 13D Amendment relating to 3DX Technologies Inc. filed by BAC and other reporting parties dated October 10, 1997).
         Exhibit 99.5 - (Excerpt from) General Operating Resolution - Bank of
                        America NT&SA dated April 28, 1997 (filed herewith).

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    CUSIP No. 61980K101                                             Page 6 of 11
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SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1997

     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

     BANKAMERICA CORPORATION*



*By: /s/ JEFFREY R. LAPIC
     ---------------------------------
     Jeffrey R. Lapic
     Assistant General Counsel of
     Bank of America National Trust and Savings Association
     and Authorized Attorney-in-Fact

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    CUSIP No. 61980K101                                             Page 7 of 11
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                                INDEX TO EXHIBITS

Exhibit
Number            Exhibit Description
-------           -------------------

  4.1 Stockholders Agreement dated as of June 30, 1996 between MK Rail Corporation and Morrison Knudsen Corporation (previously filed).
  4.2 Amendment to Stockholders Agreement dated as of July 25, 1996 (previously filed).
 99.1 List of Directors and Executive Officers of Bank of America NT&SA and BAC (filed herewith).
 99.2 List of Directors and Executive Officers of BAC (combined with Exhibit 99.1).
 99.3 Joint Filing Agreement for Schedule 13D Pursuant to Rule 13d-1(f)(1) (previously filed).
 99.4 (Excerpt from) General Operating and Borrowing Resolu-tion - BankAmerica Corporation (incorporated by reference to attachment to Schedule 13D Amendment relating to 3DX Technologies Inc. filed by BAC and other reporting parties dated October 10, 1997).
 99.5 (Excerpt from) General Operating Resolution - Bank of America NT&SA dated April 28, 1997 (filed herewith).